UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___.
Commission file number: 1-5415

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.M. Castle & Co. 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included as part of these financial statements are not applicable to the A.M. Castle & Co. 401(k) Savings and Retirement Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administration Committee of the
A.M. Castle & Co. 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the A.M. Castle & Co. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 10 to the financial statements, A.M. Castle & Co., the Plan's sponsor, filed for relief under chapter 11 of the United States Bankruptcy Code.
The supplemental information in the accompanying schedules of A.M. Castle & Co. 401(k) Savings and Retirement Plan, including the Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the A.M. Castle & Co. 401(k) Savings and Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Baker Tilly Virchow Krause, LLP

Chicago, Illinois
June 23, 2017

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2016 and 2015

	2016	2015
NET ASSETS AVAILABLE FOR BENEFITS

Participant-directed investments at fair value	$69,231,062	$75,629,862

Notes receivable from participants	1,581,315	2,136,460

NET ASSETS AVAILABLE FOR BENEFITS	$70,812,377	$77,766,322

See accompanying notes to financial statements.

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year ended December 31, 2016

ADDITIONS TO NET ASSETS
Investment income:
Dividends	$3,069,066
Net appreciation in fair value of investments	578,912
3,647,978

Interest income from notes receivable from participants	75,599

Contributions:
Company	1,675,150
Participant	3,006,380
Rollovers from other qualified plans	704,562
Total contributions	5,386,092

Other income	2,842
Total additions	9,112,511

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	15,869,542
Administrative fees	192,201
Total deductions	16,061,743

NET DECREASE	(6,949,232)

TRANSFER OUT OF PLAN (NOTE 4)	(4,713)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	77,766,322

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$70,812,377

See accompanying notes to financial statements.

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2016 and 2015
NOTE 1 – DESCRIPTION OF PLAN
The following description of the A.M. Castle & Co. 401(k) Savings and Retirement Plan (the "Plan") is provided for general information purposes only. Users of these financial statements should refer to the plan document for more complete information.
General: The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the plan document for more complete information.
The Plan is a defined contribution 401(k) plan available to salaried and other eligible employees of A.M. Castle & Co. (the "Company") and certain of its subsidiaries, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of the Company are eligible to become participants in the Plan on the first day of the month following the completion of 30 days of service. Employees hired after January 1, 2011 are automatically enrolled in the Plan with a salary deferral of 3% of pre-tax compensation, increasing 1% annually until a maximum deferral of 10% is reached. Each automatically enrolled participant defaults into the T. Rowe Price Target Date Retirement Funds unless the participant elects an alternative investment option. Upon enrollment in the Plan, a participant may direct Company and employee contributions to any combination of available investment options and can opt out of participation at any time.
The Company's common stock was among the investment options available to participants, but the Castle stock fund was frozen on August 23, 2015, and no new investments or transfers are allowed. On December 6, 2016, the New York Stock Exchange (the "NYSE") notified the Company that it had determined to commence proceedings to delist the Company's common stock from the NYSE as a result of the Company's failure to comply with the continued listing standard to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $15 million. The NYSE also suspended the trading of the Company's common stock at the close of trading on December 6, 2016, and the Company's common stock was delisted from the NYSE effective on January 17, 2017. On December 7, 2016, the Company's common stock began trading on the OTCQB® Venture Market, which is operated by OTC Markets Group Inc., under the symbol “CASL”.
Trustee: The Plan’s trust fund is administered under the terms of certain trust agreements between the Plan and the Principal Financial Group (the "Trustee"). The trust agreements provide, among other things, that the Trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the year.
Contributions: Each year, participants may contribute up to 100% of their eligible pre-tax annual compensation (salary reduction contributions), as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit. In addition, the Plan allows participants to make Roth elective deferrals. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).
The Company matches 100% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pre-tax compensation. For employees whose pension benefit was previously frozen and who met eligibility requirements, there was a fixed "pension credit" contribution of either 3% or 6% of eligible compensation. The “pension credit” contribution percentage was determined on July 1, 2008, the date the pension benefit was frozen, based on age and service at the time the benefit was frozen. United Steelworkers of America participants received no Company contribution. The "pension credit" was discontinued as of August 28, 2015.
Effective January 1, 2017, the Company will match 100% of each dollar the employee contributes to the Plan up to the first 3% of the participant's pre-tax compensation, and an additional 50% of each dollar the employee contributes on the next 2% of the participant's pre-tax compensation. The Company may also make discretionary annual contributions of up to 4% of all participants' eligible compensation, regardless of their individual contributions to the Plan.
Participant Accounts: Each participant’s account is credited with the participant’s contributions, rollover contributions, and an allocation of the Company’s contributions and plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participant contributions (including rollover contributions) and earnings thereon are at all times 100% vested. Generally, unless otherwise specified in the Plan document, for Company contributions to the Plan, and any earnings thereon, participants will be fully vested after completing two calendar years of service. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.
Forfeitures: Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ unvested matching contribution accounts. Amounts forfeited from employees’ matching contribution accounts are to be allocated to eligible participants, as defined by the Plan. Forfeitures were used to reduce Company contributions in the amount of $209,128 for the year ended December 31, 2016. The forfeiture account balance at December 31, 2016 and 2015, was $1 and $3,941, respectively.
Notes Receivable from Participants: Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document. Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter. Loans are secured by the balance in the participant’s account. Upon termination of employment, notes receivable from participants (if in default) are first deducted from participant’s vested account balance, with the remaining equity balance distributed to the participant.
Payment of Benefits: Benefit payments from the Plan will not be made until a participant retires, dies, attains age 65, or otherwise terminates employment with the Company. However, in-service benefit payments may be taken when participants reach 59.5 years of age. Benefit payments are made in cash in a lump sum, an installment basis, purchase of an annuity, or can be rolled over to another eligible plan or an individual’s Individual Retirement Account. Hardship withdrawals are allowed by the Plan in certain cases of financial hardship, as defined by the Plan. Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $142,228 and $463,195 as of December 31, 2016 and 2015, respectively.
Administrative Expenses: The Company pays a portion of the Plan's administrative expenses. A participant's account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant's investment returns.
Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant's account or covered by a portion of the asset-based fees deducted directly from investment returns.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan utilizes various investment instruments, including mutual funds, a common collective trust fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition: Investments are stated at fair value. The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year.
The Net Asset Value ("NAV") of the Plan’s interest in the Collective Trust fund, BNP Paribas FFTW Income Plus Fund's ("Income Plus Fund") share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day's unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.
Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits.
Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end. Purchases and sales are recorded on a trade-date basis.
Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Payment of Benefits: Benefits are recorded when paid.
Recent Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value ("NAV") per share practical expedient under Accounting Standards Codification Topic 820. The Plan adopted ASU 2015-07 for the 2016 Plan year, and the presentation in Note 7 of the Plan's participant-directed investments by level within the fair value hierarchy, as of December 31, 2015, has been retrospectively adjusted.
In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures; and III. Measurement Date Practical Expedient ("ASU 2015-12"). Part I of ASU 2015-12 requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of this update requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the NAV per share (or its equivalent) practical expedient in Topic 820 and that investment is a fund that files a U.S. Department of Labor ("DOL") Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of the update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The Plan adopted ASU 2015-12 for the 2016 Plan Year, and has retrospectively applied the provisions of Parts I and II of ASU 2015-12 to the Statement of Net Assets Available for Benefits and the disclosures in Note 7. The adoption of the provisions of Part III of ASU 2015-12 did not impact the Plan’s financial statements.
NOTE 3 – FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 2012 that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The determination letter is applicable for the plan document effective January 1, 2010. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Administrator is not aware of any events that have occurred that might adversely impact the Plan’s qualified status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan management is required to evaluate tax positions taken by the Plan in accordance with U.S. GAAP. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Based on the Plan Administrator’s evaluation, there are no uncertain positions taken or expected to be taken by the Plan as of December 31, 2016 and 2015. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.
NOTE 4 – PLAN TRANSFER
The legacy profit sharing account balances for Total Plastics, Inc. participants in the aggregate amount of $395,954 were transferred out of the Plan and into the Total Plastics, Inc. plan on December 31, 2015. Additional balances in the aggregate amount of $4,713 were transferred out of the Plan and into the Total Plastics, Inc. plan on January 8, 2016.
NOTE 5 – PLAN TERMINATION
Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.
NOTE 6 – RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under DOL Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Notes receivable from Plan participants qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.
The Plan invests in the common stock of the Plan sponsor, A. M. Castle & Co., which qualifies as a related-party transaction. As of December 31, 2016 and 2015, the fair value of the shares of common stock held in the Plan was $133,918 and $1,045,229, respectively, which translates to 531,423 and 657,377 shares, respectively.
During the year ended December 31, 2016, administrative fees of $192,201 were paid by the Plan to the Trustee, which qualify as party-in-interest transactions. The Plan sponsor also pays certain fees and expenses of the Plan.

NOTE 7 – FAIR VALUE MEASUREMENTS
The Plan follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") for measurement and disclosure purposes with respect to financial assets and liabilities. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies, is described below:
Level 1 – Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has ability to access.
Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Valuations based on unobservable inputs reflecting the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.
Common stock – valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds – valued at the NAV of shares derived by the quoted prices of underlying investments held by the fund at year-end.
Common collective trust – valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.
The Plan sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s participant-directed investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stock
A.M. Castle & Co.	$133,918	$—	$—	$133,918
Registered investment companies
Mutual funds	55,623,674	—	—	55,623,674

Participant-directed investments in fair value hierarchy	$55,757,592	$—	$—	55,757,592

Investments measured at net asset value[1]
Common collective trust				13,473,470

Participant-directed investments at fair value				$69,231,062
The following table sets forth the Plan’s participant directed investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common stock
A.M. Castle & Co.	$1,045,229	$—	$—	$1,045,229
Registered investment companies
Mutual funds	59,775,545	—	—	59,775,545

Participant-directed investments in fair value hierarchy	$60,820,774	$—	$—	60,820,774

Investments measured at net asset value[1]
Common collective trust				14,809,088

Participant-directed investments at fair value				$75,629,862
1 In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500
The reconciliation between the financial statements and Form 5500 is as follows:

	2016	2015
Net assets per Form 5500, Schedule H	$70,924,145	$77,830,362
Adjustment from fair value to contract value for fully benefit-responsive contracts	(111,768)	(64,040)
Net assets available for benefits per financial statements	$70,812,377	$77,766,322

2016
Decrease in net assets per Form 5500, Schedule H	$(6,906,217)
Less: 2016 adjustment from fair value to contract value for fully benefit-responsive contracts	(111,768)
Add: 2015 adjustment from fair value to contract value for fully benefit-responsive contracts	64,040
Decrease in net assets available for benefits per financial statements	$(6,953,945)
NOTE 9 – CONCENTRATIONS
The Plan holds certain investments that each represent 10% of more of the total net assets held by the Plan. As of December 31, 2016, the Plan held four such investments totaling $36,241,254. As of December 31, 2015, the Plan held three such investments totaling $33,761,388.
NOTE 10 – SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through the date of the filing, for events requiring recording or disclosure in the Plan’s financial statements.
On June 18, 2017, pursuant to the terms of a Restructuring Support Agreement dated April 6, 2017, as amended, with certain of its creditors (the "RSA"), the Company and four of its subsidiaries commenced voluntary chapter 11 proceedings under the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the "Bankruptcy Court"). The Company has filed a motion with the Bankruptcy Court seeking to administer all of the chapter 11 cases jointly under the caption In re Keystone Tube Company, LLC., et al. (Case No. 17-11330). The four subsidiaries in the chapter 11 cases are Keystone Tube Company, LLC, HY-Alloy Steels Company, Keystone Services, Inc. and Total Plastics, Inc.
No trustee has been appointed in the chapter 11 cases, and the Company and the four named subsidiaries continue to operate their business as "debtors in possession" subject to the supervision and orders of the Bankruptcy Court in accordance with the Bankruptcy Code. It is expected that the Company and its subsidiaries will continue their respective operations without interruption during the pendency of the chapter 11 cases. To maintain and continue ordinary course operations without interruption, the Company received approval from the Bankruptcy Court of a variety of "first day" motions seeking certain relief and authorizing the Company and its subsidiaries to maintain their operations in the ordinary course.
Also pursuant to the terms of the RSA, on June 18, 2017, the Company filed a Prepackaged Joint Chapter 11 Plan of Reorganization (the "Chapter 11 Plan") with the Bankruptcy Court. The Chapter 11 Plan implements a new senior secured exit financing facility and the issuance of new second lien secured notes in consideration of a capital infusion of up to $40 million to refinance or exchange the existing first lien secured claims and to provide working capital for the reorganized Company. The Chapter 11 Plan also deleverages the Company's balance sheet by exchanging approximately $200 million of the existing second lien notes and third lien notes for new common stock in the reorganized Company and certain convertible new second lien secured notes, together with certain cash distributions. Allowed general unsecured claims and all creditors who are unimpaired under the Chapter 11 Plan will receive a complete recovery.

All of the existing equity interests in the Company will be extinguished, including all shares of the Company's common stock held by the Plan. However, holders of shares of the Company's common stock, including the Plan, will have an opportunity to receive a 20% share of new common stock in the reorganized Company, subject to dilution, as part of a settlement encompassed in the Chapter 11 Plan.

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
Name of Plan sponsor: A.M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002
	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
		Common Stock
*	A.M. Castle & Co.	A.M. Castle & Co. Common Stock	**	$133,918

		Mutual Funds
	Allianz NFJ Advisors	Dividend Value Fund	**	8,249,011
	Aston Asset Management	Montag & Caldwell Growth Fund	**	7,211,722
	The Vanguard Group	Wellesley Income Adv Fund	**	7,195,283
	The Vanguard Group	Vanguard 500 Index Admiral Fund	**	4,979,486
	Janus International Holding, LLC	Perkins Mid Cap Value Fund	**	3,190,529
	Manning & Napier Advisors, Inc.	Manning & Napier Overseas Fund	**	2,131,843
	William Blair	SSMD Cap Growth	**	3,808,897
	T. Rowe Price Funds	Retirement Income Fund	**	86,100
	T. Rowe Price Funds	Retirement 2005 Fund	**	18,423
	T. Rowe Price Funds	Retirement 2010 Fund	**	204,259
	T. Rowe Price Funds	Retirement 2015 Fund	**	1,159,112
	T. Rowe Price Funds	Retirement 2020 Fund	**	3,875,999
	T. Rowe Price Funds	Retirement 2025 Fund	**	2,909,764
	T. Rowe Price Funds	Retirement 2030 Fund	**	2,635,285
	T. Rowe Price Funds	Retirement 2035 Fund	**	2,296,309
	T. Rowe Price Funds	Retirement 2040 Fund	**	2,794,065
	T. Rowe Price Funds	Retirement 2045 Fund	**	1,287,501
	T. Rowe Price Funds	Retirement 2050 Fund	**	1,058,947
	T. Rowe Price Funds	Retirement 2055 Fund	**	486,422
	T. Rowe Price Funds	Retirement 2060 Fund	**	44,717

		Common Collective Trust Fund
	BNP Paribas Investment Partners Trust Company	FFTW Income Plus Fund	**	13,585,238

		Participant Loans
*	Participant loans	Maturing through 2024, at interest rates of 4.25% to 6.00%	$0	1,581,315

	Total investments			$70,924,145

*	Represents a party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A.M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

June 23, 2017	By:	/s/ Marec E. Edgar
	Name:	Marec E. Edgar
	Title:	Administration Committee Member

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm	E-1

* Filed herewith